Exhibit 99.1

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

Quarterly total revenues reached RMB41.73 billion (US$5.88 billion)1

Quarterly deliveries reached 131,805 vehicles

Full year total revenues reached RMB123.85 billion (US$17.44 billion)

Full year deliveries were 376,030 vehicles

BEIJING, China, February 26, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter and full year ended December 31, 2023.

Operating Highlights for the Fourth Quarter of 2023 and Full Year 2023

•	Total deliveries for the fourth quarter of 2023 were 131,805 vehicles, representing a 184.6% year-over-year increase.

•	Total deliveries for the full year 2023 reached 376,030 vehicles, representing an increase of 182.2% from 133,246 vehicles in 2022.

Deliveries	FY 2023	2023 Q4	2023 Q3	2023 Q2	2023 Q1
	376,030	131,805	105,108	86,533	52,584

Deliveries	FY 2022	2022 Q4	2022 Q3	2022 Q2	2022 Q1
	133,246	46,319	26,524	28,687	31,716

•	As of December 31, 2023, the Company had 467 retail stores covering 140 cities, as well as 360 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities.

Financial Highlights for the Fourth Quarter of 2023

•	Vehicle sales were RMB40.38 billion (US$5.69 billion) in the fourth quarter of 2023, representing an increase of 133.8% from RMB17.27 billion in the fourth quarter of 2022 and an increase of 20.1% from RMB33.62 billion in the third quarter of 2023.

•	Vehicle margin[2] was 22.7% in the fourth quarter of 2023, compared with 20.0% in the fourth quarter of 2022 and 21.2% in the third quarter of 2023.

•	Total revenues were RMB41.73 billion (US$5.88 billion) in the fourth quarter of 2023, representing an increase of 136.4% from RMB17.65 billion in the fourth quarter of 2022 and an increase of 20.3% from RMB34.68 billion in the third quarter of 2023.

•	Gross profit was RMB9.79 billion (US$1.38 billion) in the fourth quarter of 2023, representing an increase of 174.4% from RMB3.57 billion in the fourth quarter of 2022 and an increase of 28.0% from RMB7.64 billion in the third quarter of 2023.

•	Gross margin was 23.5% in the fourth quarter of 2023, compared with 20.2% in the fourth quarter of 2022 and 22.0% in the third quarter of 2023.

•	Operating expenses were RMB6.75 billion (US$950.8 million) in the fourth quarter of 2023, representing an increase of 82.4% from RMB3.70 billion in the fourth quarter of 2022 and an increase of 27.2% from RMB5.31 billion in the third quarter of 2023.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Income from operations was RMB3.04 billion (US$427.7 million) in the fourth quarter of 2023, compared with RMB133.6 million loss from operations in the fourth quarter of 2022 and representing an increase of 29.8% from RMB2.34 billion income from operations in the third quarter of 2023.

•	Operating margin was 7.3% in the fourth quarter of 2023, compared with negative 0.8% in the fourth quarter of 2022 and 6.7% in the third quarter of 2023.

•	Net income was RMB5.75 billion (US$810.2 million) in the fourth quarter of 2023, representing an increase of 2,068.2% from RMB265.3 million in the fourth quarter of 2022 and an increase of 104.5% from RMB2.81 billion in the third quarter of 2023. Non-GAAP net income[3] was RMB4.59 billion (US$646.3 million) in the fourth quarter of 2023, representing an increase of 374.2% from RMB967.6 million in the fourth quarter of 2022 and an increase of 32.3% from RMB3.47 billion in the third quarter of 2023.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB5.32 (US$0.75) in the fourth quarter of 2023, compared with RMB0.25 in the fourth quarter of 2022 and RMB2.67 in the third quarter of 2023. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB4.23 (US$0.60) in the fourth quarter of 2023, compared with RMB0.93 in the fourth quarter of 2022 and RMB3.29 in the third quarter of 2023.

•	Net cash provided by operating activities was RMB17.29 billion (US$2.44 billion) in the fourth quarter of 2023, representing an increase of 251.1% from RMB4.93 billion in the fourth quarter of 2022 and an increase of 19.2% from RMB14.51 billion in the third quarter of 2023.

•	Free cash flow[5] was RMB14.64 billion (US$2.06 billion) in the fourth quarter of 2023, representing an increase of 349.4% from RMB3.26 billion in the fourth quarter of 2022 and an increase of 10.7% from RMB13.22 billion in the third quarter of 2023.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	December 31, 2022	September 30, 2023	December 31, 2023	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	17,268.3	33,616.1	40,379.3	133.8%		20.1%
Vehicle margin	20.0%	21.2%	22.7%	2.7	pts	1.5	pts

Total revenues	17,649.9	34,679.5	41,732.1	136.4%		20.3%
Gross profit	3,566.3	7,644.5	9,786.9	174.4%		28.0%
Gross margin	20.2%	22.0%	23.5%	3.3	pts	1.5	pts

Operating expenses	(3,700.0)	(5,305.1)	(6,750.5)	82.4%		27.2%
(Loss)/Income from operations	(133.6)	2,339.4	3,036.4	N/A		29.8%
Operating margin	(0.8)%	6.7%	7.3%	8.1	pts	0.6	pts

Net income	265.3	2,812.9	5,752.3	2,068.2%		104.5%
Non-GAAP net income	967.6	3,467.3	4,588.7	374.2%		32.3%

Diluted net earnings per ADS attributable to ordinary shareholders	0.25	2.67	5.32	2,028.0%		99.3%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	0.93	3.29	4.23	354.8%		28.6%

Net cash provided by operating activities	4,925.4	14,506.5	17,294.2	251.1%		19.2%
Free cash flow (non-GAAP)	3,257.3	13,224.8	14,638.1	349.4%		10.7%

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

Financial Highlights for the Full Year 2023

•	Vehicle sales were RMB120.29 billion (US$16.94 billion) in 2023, representing an increase of 172.7% from RMB44.11 billion in 2022.

•	Vehicle margin was 21.5% in 2023, compared with 19.1% in 2022.

•	Total revenues were RMB123.85 billion (US$17.44 billion) in 2023, representing an increase of 173.5% from RMB45.29 billion in 2022.

•	Gross profit was RMB27.50 billion (US$3.87 billion) in 2023, representing an increase of 212.8% from RMB8.79 billion in 2022.

•	Gross margin was 22.2% in 2023, compared with 19.4% in 2022.

•	Operating expenses were RMB20.09 billion (US$2.83 billion) in 2023, representing an increase of 61.4% from RMB12.45 billion in 2022.

•	Income from operations was RMB7.41 billion (US$1.04 billion) in 2023, compared with RMB3.65 billion loss from operations in 2022.

•	Operating margin was 6.0% in 2023, compared with negative 8.1% in 2022.

•	Net income was RMB11.81 billion (US$1.66 billion) in 2023, compared with RMB2.03 billion net loss in 2022. Non-GAAP net income was RMB12.20 billion (US$1.72 billion) in 2023, representing an increase of 58,494.3% from RMB20.8 million in 2022.

•	Diluted net earnings per ADS attributable to ordinary shareholders was RMB11.10 (US$1.56) in 2023, compared with RMB2.07 diluted net loss per ADS attributable to ordinary shareholders in 2022. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB11.46 (US$1.61) in 2023, compared with RMB0.04 in 2022.

•	Net cash provided by operating activities was RMB50.69 billion (US$7.14 billion) in 2023, representing an increase of 586.9% from RMB7.38 billion in 2022.

•	Free cash flow was RMB44.19 billion (US$6.22 billion) in 2023, representing an increase of 1,861.8% from RMB2.25 billion in 2022.

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Year Ended		% Change
	December 31, 2022	December 31, 2023	YoY
	RMB	RMB
Vehicle sales	44,106.4	120,294.7	172.7%
Vehicle margin	19.1%	21.5%	2.4	pts

Total revenues	45,286.8	123,851.3	173.5%
Gross profit	8,790.5	27,496.8	212.8%
Gross margin	19.4%	22.2%	2.8	pts

Operating expenses	(12,445.3)	(20,089.9)	61.4%
(Loss)/Income from operations	(3,654.9)	7,406.9	N/A
Operating margin	(8.1)%	6.0%	14.1	pts

Net (loss)/income	(2,032.3)	11,809.1	N/A
Non-GAAP net income	20.8	12,197.6	58,494.3%

Diluted net (loss)/earnings per ADS attributable to ordinary shareholders	(2.07)	11.10	N/A
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	0.04	11.46	28,550.0%

Net cash provided by operating activities	7,380.3	50,693.5	586.9%
Free cash flow (non-GAAP)	2,252.4	44,186.3	1,861.8%

Recent Developments

Delivery Update

•	In January 2024, the Company delivered 31,165 vehicles, representing an increase of 105.8% from January 2023. As of January 31, 2024, the Company had 474 retail stores covering 142 cities, in addition to 360 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities.

OTA 5.0 Upgrade

•	In December 2023, the Company released the OTA version 5.0 upgrade for the Li L series, providing a comprehensive upgrade for autonomous driving and smart space. With this upgrade, the Company’s Li AD Max 3.0 provides full scenario autonomous driving (Navigation on ADAS) and assisted driving (lane centering control) functions, as well as the industry’s leading AEB active safety system and automated parking system. Additionally, Li Xiang Tong Xue, the upgraded smart in-car voice assistant built upon Mind GPT, the Company’s self-developed multimodal large language model, has significantly improved in understanding, generating, knowledge memorizing, and reasoning capabilities, further enhancing the interactive experience in the smart space.

Inclusion in the Hang Seng Index

•	The Company has been included as a constituent stock in the Hang Seng Index, effective from December 4, 2023. This inclusion reflects the recognition of the Company’s business performance and investment value by investors.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Undeterred by the fiercely competitive NEV market in 2023, Li Auto achieved an outstanding performance with its three Li L series models. Full-year deliveries grew by 182.2%, reaching 376,030 vehicles, making us the best-selling brand among NEVs priced above RMB300,000 in China. In December, we released the OTA version 5.0 for Li L series. With comprehensive enhancement in autonomous driving and smart space, we bring even more exceptional experience to family users. With our significantly increasing scale, continued research and development advancement, and consistently improving operating efficiency throughout the year, 2023 marks our best financial performance yet, setting a solid foundation for Li Auto’s growth to diversify its product matrix and cater to a broader range of user needs in 2024.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We ended the year with another robust performance in the fourth quarter, setting historical highs across multiple financial metrics. Record-high vehicle deliveries fueled the fourth-quarter revenue to a year-over-year increase of 136.4% to RMB41.73 billion, while full-year revenue surged by 173.5% year over year to RMB123.85 billion. With the expansion of business scale and the optimization of production, supply, and sales coordination, our gross margin reached 23.5% in the fourth quarter, and the annual gross margin was 22.2%. Notably, 2023 is our first year of profitability, with a healthy full-year net income reaching RMB11.81 billion. As of the end of 2023, our cash reserve reached RMB103.67 billion. In 2024, healthy profitability and capital strength will support Li Auto to further strengthen research and development, expand business scale, and lead the rapid transformation of China’s NEV market.”

Financial Results for the Fourth Quarter of 2023

Revenues

•	Total revenues were RMB41.73 billion (US$5.88 billion) in the fourth quarter of 2023, representing an increase of 136.4% from RMB17.65 billion in the fourth quarter of 2022 and an increase of 20.3% from RMB34.68 billion in the third quarter of 2023.

•	Vehicle sales were RMB40.38 billion (US$5.69 billion) in the fourth quarter of 2023, representing an increase of 133.8% from RMB17.27 billion in the fourth quarter of 2022 and an increase of 20.1% from RMB33.62 billion in the third quarter of 2023. The increase in revenue from vehicle sales over the fourth quarter of 2022 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix between two quarters. The increase in vehicle sales over the third quarter of 2023 was mainly attributable to the increase in vehicle deliveries.

•	Other sales and services were RMB1.35 billion (US$190.5 million) in the fourth quarter of 2023, representing an increase of 254.6% from RMB381.5 million in the fourth quarter of 2022 and an increase of 27.2% from RMB1.06 billion in the third quarter of 2023. The increase in revenue from other sales and services over the fourth quarter of 2022 and the third quarter of 2023 was mainly attributable to the increased sales of charging stalls, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB31.95 billion (US$4.50 billion) in the fourth quarter of 2023, representing an increase of 126.8% from RMB14.08 billion in the fourth quarter of 2022 and an increase of 18.2% from RMB27.03 billion in the third quarter of 2023. The increase in cost of sales over the fourth quarter of 2022 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix between two quarters. The increase in cost of sales over the third quarter of 2023 was mainly attributable to the increase in vehicle deliveries.

•	Gross profit was RMB9.79 billion (US$1.38 billion) in the fourth quarter of 2023, representing an increase of 174.4% from RMB3.57 billion in the fourth quarter of 2022 and an increase of 28.0% from RMB7.64 billion in the third quarter of 2023.

•	Vehicle margin was 22.7% in the fourth quarter of 2023, compared with 20.0% in the fourth quarter of 2022 and 21.2% in the third quarter of 2023. Excluding the impact of inventory provision related to Li ONE in the fourth quarter of 2022 and true-up adjustments of warranty reserve in the fourth quarter of 2023 based on updated estimate of costs of future claims, the vehicle margin remained relatively stable over the fourth quarter of 2022. The increase in vehicle margin over the third quarter of 2023 was mainly due to the aforementioned true-up adjustments of warranty reserve in the fourth quarter of 2023.

•	Gross margin was 23.5% in the fourth quarter of 2023, compared with 20.2% in the fourth quarter of 2022 and 22.0% in the third quarter of 2023. The increase in gross margin over the fourth quarter of 2022 and the third quarter of 2023 was mainly attributable to the increase of vehicle margin.

Operating Expenses

•	Operating expenses were RMB6.75 billion (US$950.8 million) in the fourth quarter of 2023, representing an increase of 82.4% from RMB3.70 billion in the fourth quarter of 2022 and an increase of 27.2% from RMB5.31 billion in the third quarter of 2023.

•	Research and development expenses were RMB3.49 billion (US$491.7 million) in the fourth quarter of 2023, representing an increase of 68.6% from RMB2.07 billion in the fourth quarter of 2022 and an increase of 23.9% from RMB2.82 billion in the third quarter of 2023. The increase in research and development expenses over the fourth quarter of 2022 and the third quarter of 2023 was primarily driven by increased expenses to support the expanding product portfolios and technologies as well as increased employee compensation as a result of the growing number of staff.

•	Selling, general and administrative expenses were RMB3.27 billion (US$460.5 million) in the fourth quarter of 2023, representing an increase of 100.6% from RMB1.63 billion in the fourth quarter of 2022 and an increase of 28.5% from RMB2.54 billion in the third quarter of 2023. The increase in selling, general and administrative expenses over the fourth quarter of 2022 and the third quarter of 2023 was primarily driven by increased employee compensation as a result of the growing number of staff as well as increased rental expenses associated with the expansion of sales and servicing network.

Income/(Loss) from Operations

•	Income from operations was RMB3.04 billion (US$427.7 million) in the fourth quarter of 2023, compared with RMB133.6 million loss from operations in the fourth quarter of 2022 and representing an increase of 29.8% from RMB2.34 billion income from operations in the third quarter of 2023. Operating margin was 7.3% in the fourth quarter of 2023, compared with negative 0.8% in the fourth quarter of 2022 and 6.7% in the third quarter of 2023. Non-GAAP income from operations was RMB3.86 billion (US$544.1 million) in the fourth quarter of 2023, representing an increase of 579.3% from RMB568.7 million in the fourth quarter of 2022 and an increase of 29.0% from RMB2.99 billion in the third quarter of 2023.

Net Income and Net Earnings Per Share

•	Net income was RMB5.75 billion (US$810.2 million) in the fourth quarter of 2023, representing an increase of 2,068.2% from RMB265.3 million in the fourth quarter of 2022 and an increase of 104.5% from RMB2.81 billion in the third quarter of 2023. Net income in the fourth quarter of 2023 was partially attributable to non-cash tax benefit of RMB1.99 billion (US$280.3 million) for the release of valuation allowance on certain deferred tax assets. Non-GAAP net income was RMB4.59 billion (US$646.3 million) in the fourth quarter of 2023, representing an increase of 374.2% from RMB967.6 million in the fourth quarter of 2022 and an increase of 32.3% from RMB3.47 billion in the third quarter of 2023.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB5.72 (US$0.81) and RMB5.32 (US$0.75) in the fourth quarter of 2023, respectively, compared with RMB0.26 and RMB0.25 in the fourth quarter of 2022, respectively, and RMB2.86 and RMB2.67 in the third quarter of 2023, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB4.54 (US$0.64) and RMB4.23 (US$0.60) in the fourth quarter of 2023, respectively, compared with RMB0.98 and RMB0.93 in the fourth quarter of 2022, respectively, and RMB3.53 and RMB3.29 in the third quarter of 2023, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash Position[7] was RMB103.67 billion (US$14.60 billion) as of December 31, 2023.

•	Net cash provided by operating activities was RMB17.29 billion (US$2.44 billion) in the fourth quarter of 2023, representing an increase of 251.1% from RMB4.93 billion in the fourth quarter of 2022 and an increase of 19.2% from RMB14.51 billion in the third quarter of 2023.

•	Free cash flow was RMB14.64 billion (US$2.06 billion) in the fourth quarter of 2023, representing an increase of 349.4% from RMB3.26 billion in the fourth quarter of 2022 and an increase of 10.7% from RMB13.22 billion in the third quarter of 2023.

7  Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits included in long-term investments.

Financial Results for the Full Year 2023

Revenues

•	Total revenues were RMB123.85 billion (US$17.44 billion) in 2023, representing an increase of 173.5% from RMB45.29 billion in 2022.

•	Vehicle sales were RMB120.29 billion (US$16.94 billion) in 2023, representing an increase of 172.7% from RMB44.11 billion in 2022. The increase in revenue from vehicle sales was mainly attributable to the increase in vehicle deliveries.

•	Other sales and services were RMB3.56 billion (US$500.9 million) in 2023, representing an increase of 201.3% from RMB1.18 billion in 2022. The increase in revenue from other sales and services was mainly attributable to the increased sales of charging stalls, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB96.35 billion (US$13.57 billion) in 2023, representing an increase of 164.0% from RMB36.50 billion in 2022. The increase in cost of sales was mainly driven by the increase in vehicle deliveries.

•	Gross profit was RMB27.50 billion (US$3.87 billion) in 2023, representing an increase of 212.8% from RMB8.79 billion in 2022.

•	Vehicle margin was 21.5% in 2023, compared with 19.1% in 2022. The increase in vehicle margin was mainly due to the impact of inventory provision and losses on purchase commitments related to Li ONE in 2022 and true-up adjustments of warranty reserve in 2023 based on updated estimate of costs of future claims, partially offset by the lower average selling price in 2023.

•	Gross margin was 22.2% in 2023, compared with 19.4% in 2022. The increase in gross margin was mainly attributable to the increase of vehicle margin.

Operating Expenses

•	Operating expenses were RMB20.09 billion (US$2.83 billion) in 2023, representing an increase of 61.4% from RMB12.45 billion in 2022.

•	Research and development expenses were RMB10.59 billion (US$1.49 billion) in 2023, representing an increase of 56.1% from RMB6.78 billion in 2022. The increase in research and development expenses was primarily attributable to increased employee compensation as a result of the growing number of staff as well as increased expenses to support the expanding product portfolios and technologies.

•	Selling, general and administrative expenses were RMB9.77 billion (US$1.38 billion) in 2023, representing an increase of 72.4% from RMB5.67 billion in 2022. The increase in selling, general and administrative expenses was primarily driven by increased employee compensation as a result of the growing number of staff as well as increased rental expenses associated with the expansion of sales and servicing network.

Income/(Loss) from Operations

•	Income from operations was RMB7.41 billion (US$1.04 billion) in 2023, compared with RMB3.65 billion loss from operations in 2022. Operating margin was 6.0% in 2023, compared with negative 8.1% in 2022. Non-GAAP income from operations was RMB9.79 billion (US$1.38 billion) in 2023, compared with RMB1.60 billion non-GAAP loss from operations in 2022.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB11.81 billion (US$1.66 billion) in 2023, compared with RMB2.03 billion net loss in 2022. Net income in 2023 was partially attributable to non-cash tax benefit of RMB1.99 billion (US$280.3 million) for the release of valuation allowance on certain deferred tax assets. Non-GAAP net income was RMB12.20 billion (US$1.72 billion) in 2023, representing an increase of 58,494.3% from RMB20.8 million in 2022.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB11.90 (US$1.68) and RMB11.10 (US$1.56) in 2023, respectively, compared with both RMB2.07 basic and diluted net loss per ADS attributable to ordinary shareholders in 2022. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders were RMB12.29 (US$1.73) and RMB11.46 (US$1.61) in 2023, respectively, compared with both RMB0.04 in 2022.

Operating Cash Flow and Free Cash Flow

•	Net cash provided by operating activities was RMB50.69 billion (US$7.14 billion) in 2023, representing an increase of 586.9% from RMB7.38 billion in 2022.

•	Free cash flow was RMB44.19 billion (US$6.22 billion) in 2023, representing an increase of 1,861.8% from RMB2.25 billion in 2022.

Employees

•	As of December 31, 2023, the Company had a total of 31,591 employees.

Business Outlook

For the first quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 100,000 and 103,000 vehicles, representing an increase of 90.2% to 95.9% from the first quarter of 2023.

•	Total revenues to be between RMB31.25 billion (US$4.40 billion) and RMB32.19 billion (US$4.53 billion), representing an increase of 66.3% to 71.3% from the first quarter of 2023.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 7:00 a.m. U.S. Eastern Time on Monday, February 26, 2024 (8:00 p.m. Beijing/Hong Kong Time on February 26, 2024) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10036557-1tqjis.html

A replay of the conference call will be accessible through March 4, 2024, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10036557

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, and Li L8, a six-seat premium family SUV, as well as Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

+86-10-6508-0677

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Vehicle sales	17,268,330	33,616,140	40,379,267	5,687,301	44,106,434	120,294,667	16,943,150
Other sales and services	381,544	1,063,315	1,352,830	190,542	1,180,382	3,556,665	500,946
Total revenues	17,649,874	34,679,455	41,732,097	5,877,843	45,286,816	123,851,332	17,444,096
Cost of sales:
Vehicle sales	(13,818,255)	(26,491,089)	(31,202,028)	(4,394,714)	(35,688,343)	(94,482,347)	(13,307,560)
Other sales and services	(265,288)	(543,882)	(743,186)	(104,676)	(808,017)	(1,872,234)	(263,699)
Total cost of sales	(14,083,543)	(27,034,971)	(31,945,214)	(4,499,390)	(36,496,360)	(96,354,581)	(13,571,259)
Gross profit	3,566,331	7,644,484	9,786,883	1,378,453	8,790,456	27,496,751	3,872,837
Operating expense:
Research and development	(2,070,091)	(2,817,206)	(3,491,026)	(491,701)	(6,780,032)	(10,586,129)	(1,491,025)
Selling, general and administrative	(1,629,859)	(2,543,770)	(3,269,668)	(460,523)	(5,665,301)	(9,767,955)	(1,375,788)
Other operating income, net	—	55,870	10,237	1,442	—	264,210	37,213
Total operating expenses	(3,699,950)	(5,305,106)	(6,750,457)	(950,782)	(12,445,333)	(20,089,874)	(2,829,600)
(Loss)/Income from operations	(133,619)	2,339,378	3,036,426	427,671	(3,654,877)	7,406,877	1,043,237
Other (expense)/income:
Interest expense	(38,393)	(11,698)	(13,675)	(1,926)	(106,340)	(86,251)	(12,148)
Interest income and investment income, net	255,772	439,800	794,355	111,883	976,229	2,082,948	293,377
Others, net	84,706	183,585	358,825	50,539	625,633	1,048,189	147,634
Income/(Loss) before income tax	168,466	2,951,065	4,175,931	588,167	(2,159,355)	10,451,763	1,472,100
Income tax benefit/(expense)	96,836	(138,191)	1,576,385	222,029	127,007	1,357,362	191,180
Net income/(loss)	265,302	2,812,874	5,752,316	810,196	(2,032,348)	11,809,125	1,663,280
Less: Net income/(loss) attributable to noncontrolling interests	8,364	(10,357)	94,235	13,273	(20,133)	104,992	14,788
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	256,938	2,823,231	5,658,081	796,923	(2,012,215)	11,704,133	1,648,492

Net income/(loss)	265,302	2,812,874	5,752,316	810,196	(2,032,348)	11,809,125	1,663,280
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	42,097	21,998	40,438	5,696	1,327,761	(30,766)	(4,333)
Total other comprehensive income/(loss)	42,097	21,998	40,438	5,696	1,327,761	(30,766)	(4,333)
Total comprehensive income/(loss)	307,399	2,834,872	5,792,754	815,892	(704,587)	11,778,359	1,658,947
Less: Net income/(loss) attributable to noncontrolling interests	8,364	(10,357)	94,235	13,273	(20,133)	104,992	14,788
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	299,035	2,845,229	5,698,519	802,619	(684,454)	11,673,367	1,644,159
Weighted average number of ADSs
Basic	976,970,967	985,819,450	989,909,259	989,909,259	970,615,499	983,931,880	983,931,880
Diluted	1,045,583,572	1,059,821,062	1,064,538,392	1,064,538,392	970,615,499	1,057,688,196	1,057,688,196
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.26	2.86	5.72	0.81	(2.07)	11.90	1.68
Diluted	0.25	2.67	5.32	0.75	(2.07)	11.10	1.56
Weighted average number of ordinary shares
Basic	1,953,941,934	1,971,638,899	1,979,818,518	1,979,818,518	1,941,230,998	1,967,863,759	1,967,863,759
Diluted	2,091,167,144	2,119,642,125	2,129,076,784	2,129,076,784	1,941,230,998	2,115,376,392	2,115,376,392
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	0.13	1.43	2.86	0.40	(1.04)	5.95	0.84
Diluted	0.13	1.34	2.66	0.37	(1.04)	5.55	0.78

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	38,478,016	91,329,030	12,863,425
Restricted cash	1,940,142	479	67
Time deposits and short-term investments	18,031,395	11,933,255	1,680,764
Trade receivable	48,381	143,523	20,215
Inventories	6,804,693	6,871,979	967,898
Prepayments and other current assets	1,689,860	4,247,318	598,222
Total current assets	66,992,487	114,525,584	16,130,591
Non-current assets:
Long-term investments	1,484,491	1,595,376	224,704
Property, plant and equipment, net	11,187,898	15,745,018	2,217,639
Operating lease right-of-use assets, net	3,538,911	5,939,230	836,523
Intangible assets, net	832,620	864,180	121,717
Goodwill	5,484	5,484	772
Deferred tax assets	74,767	1,990,245	280,320
Other non-current assets	2,421,293	2,802,354	394,704
Total non-current assets	19,545,464	28,941,887	4,076,379
Total assets	86,537,951	143,467,471	20,206,970
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	390,750	6,975,399	982,464
Trade and notes payable	20,024,329	51,870,097	7,305,750
Amounts due to related parties	7,190	10,607	1,494
Deferred revenue, current	569,234	1,525,543	214,868
Operating lease liabilities, current	696,454	1,146,437	161,472
Accruals and other current liabilities	5,684,644	11,214,626	1,579,547
Total current liabilities	27,372,601	72,742,709	10,245,595
Non-current liabilities:
Long-term borrowings	9,230,807	1,747,070	246,070
Deferred revenue, non-current	581,598	812,218	114,399
Operating lease liabilities, non-current	1,946,367	3,677,961	518,030
Deferred tax liabilities	77,809	200,877	28,293
Other non-current liabilities	2,142,462	3,711,414	522,742
Total non-current liabilities	13,979,043	10,149,540	1,429,534
Total liabilities	41,351,644	82,892,249	11,675,129
Total Li Auto Inc. shareholders’ equity	44,858,701	60,142,624	8,470,911
Noncontrolling interests	327,606	432,598	60,930
Total shareholders’ equity	45,186,307	60,575,222	8,531,841
Total liabilities and shareholders’ equity	86,537,951	143,467,471	20,206,970

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	4,925,350	14,506,532	17,294,228	2,435,841	7,380,266	50,693,521	7,140,033
Net cash used in investing activities	(5,308,274)	(4,424,152)	(469,104)	(66,072)	(4,364,661)	(12,068)	(1,700)
Net cash provided by financing activities	251,024	1,371,433	863,355	121,601	5,639,392	185,385	26,111
Effect of exchange rate changes	(19,686)	(20,252)	(48,180)	(6,786)	1,270,097	44,513	6,270
Net change in cash, cash equivalents and restricted cash	(151,586)	11,433,561	17,640,299	2,484,584	9,925,094	50,911,351	7,170,714
Cash, cash equivalents and restricted cash at beginning of period	40,569,744	62,255,649	73,689,210	10,378,908	30,493,064	40,418,158	5,692,778
Cash, cash equivalents and restricted cash at end of period	40,418,158	73,689,210	91,329,509	12,863,492	40,418,158	91,329,509	12,863,492

Net cash provided by operating activities	4,925,350	14,506,532	17,294,228	2,435,841	7,380,266	50,693,521	7,140,033
Capital expenditures	(1,668,021)	(1,281,759)	(2,656,106)	(374,105)	(5,127,900)	(6,507,189)	(916,518)
Free cash flow (non-GAAP)	3,257,329	13,224,773	14,638,122	2,061,736	2,252,366	44,186,332	6,223,515

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of sales	(14,083,543)	(27,034,971)	(31,945,214)	(4,499,390)	(36,496,360)	(96,354,581)	(13,571,259)
Share-based compensation expenses	16,644	10,662	15,334	2,160	44,845	46,631	6,568
Non-GAAP cost of sales	(14,066,899)	(27,024,309)	(31,929,880)	(4,497,230)	(36,451,515)	(96,307,950)	(13,564,691)

Research and development expenses	(2,070,091)	(2,817,206)	(3,491,026)	(491,701)	(6,780,032)	(10,586,129)	(1,491,025)
Share-based compensation expenses	476,522	431,294	537,843	75,754	1,333,710	1,552,421	218,654
Non-GAAP research and development expenses	(1,593,569)	(2,385,912)	(2,953,183)	(415,947)	(5,446,322)	(9,033,708)	(1,272,371)

Selling, general and administrative expenses	(1,629,859)	(2,543,770)	(3,269,668)	(460,523)	(5,665,301)	(9,767,955)	(1,375,788)
Share-based compensation expenses	209,135	212,443	273,443	38,514	674,610	779,637	109,810
Non-GAAP selling, general and administrative expenses	(1,420,724)	(2,331,327)	(2,996,225)	(422,009)	(4,990,691)	(8,988,318)	(1,265,978)

(Loss)/Income from operations	(133,619)	2,339,378	3,036,426	427,671	(3,654,877)	7,406,877	1,043,237
Share-based compensation expenses	702,301	654,399	826,620	116,428	2,053,165	2,378,689	335,031
Non-GAAP income/(loss) from operations	568,682	2,993,777	3,863,046	544,099	(1,601,712)	9,785,566	1,378,268

Net income/(loss)	265,302	2,812,874	5,752,316	810,196	(2,032,348)	11,809,125	1,663,280
Share-based compensation expenses	702,301	654,399	826,620	116,428	2,053,165	2,378,689	335,031
Release of valuation allowance on deferred tax assets	—	—	(1,990,245)	(280,320)	—	(1,990,245)	(280,320)
Non-GAAP net income	967,603	3,467,273	4,588,691	646,304	20,817	12,197,569	1,717,991

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	256,938	2,823,231	5,658,081	796,923	(2,012,215)	11,704,133	1,648,492
Share-based compensation expenses	702,301	654,399	826,620	116,428	2,053,165	2,378,689	335,031
Release of valuation allowance on deferred tax assets	—	—	(1,990,245)	(280,320)	—	(1,990,245)	(280,320)
Non-GAAP net income attributable to ordinary shareholders of Li Auto Inc.	959,239	3,477,630	4,494,456	633,031	40,950	12,092,577	1,703,203

Weighted average number of ADSs
Basic	976,970,967	985,819,450	989,909,259	989,909,259	970,615,499	983,931,880	983,931,880
Diluted	1,045,583,572	1,059,821,062	1,064,538,392	1,064,538,392	1,016,365,275	1,057,688,196	1,057,688,196
Non-GAAP net earnings per ADS attributable to ordinary shareholders
Basic	0.98	3.53	4.54	0.64	0.04	12.29	1.73
Diluted	0.93	3.29	4.23	0.60	0.04	11.46	1.61
Weighted average number of ordinary shares
Basic	1,953,941,934	1,971,638,899	1,979,818,518	1,979,818,518	1,941,230,998	1,967,863,759	1,967,863,759
Diluted	2,091,167,144	2,119,642,125	2,129,076,784	2,129,076,784	2,032,730,550	2,115,376,392	2,115,376,392
Non-GAAP net earnings per share attributable to ordinary shareholders[8]
Basic	0.49	1.76	2.27	0.32	0.02	6.15	0.87
Diluted	0.46	1.64	2.11	0.30	0.02	5.73	0.81

8 Non-GAAP basic net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.